Exhibit 99.1

SCHMID Group N.V. Provides Q1 2026 Business Update and Balance-sheet Strengthening

Freudenstadt, Germany, April 27, 2026– SCHMID Group N.V. (NASDAQ: SHMD) (the “Company” or "SCHMID"), a global leader in providing solutions to the high-tech electronics, glass, and energy systems industries, today provides an update on its operational development following the completion of the first quarter of 2026.

Operational Update for the first quarter ended March 31, 2026

In the first quarter of 2026, the Company recorded order intake of €13.6 million and generated revenues of €18.2 million. As in prior years, the first quarter reflects generally the softest period in terms of order intake and revenue contribution. The order book stood at €49 million at the end of the quarter. Order intake and order book figures relate exclusively to orders for equipment and does not include orders associated with services or spare parts.

Based on current visibility and business momentum especially in China, SCHMID reaffirms its full-year 2026 guidance. The Company continues to expect revenues exceeding €100 million, an Adjusted EBITDA margin exceeding 12% and order intake of approximately €114 million for the fiscal year 2026.

The financial information presented in this press release for the first quarter of 2026 is preliminary and unaudited. Actual results may differ from the preliminary estimates presented herein. Order intake and order backlog are operational metrics used by management to evaluate the Company’s business activity and visibility of future revenue. These metrics are not measures defined under International Financial Reporting Standards (“IFRS”) and may not be comparable to similarly titled measures used by other companies.

Adjusted EBITDA is a non-IFRS financial measure. The Company defines Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, adjusted to exclude certain non-recurring or non-operational items. Because Adjusted EBITDA excludes items that may be included in the most directly comparable IFRS measure, investors should not consider Adjusted EBITDA in isolation or as a substitute for measures prepared in accordance with IFRS. The Company is unable to provide a reconciliation of forward-looking Adjusted EBITDA guidance to the most directly comparable IFRS financial measure without unreasonable effort because certain items that impact such measures are uncertain, out of the Company’s control and cannot be reasonably predicted.

Conversions of Convertible Notes by Institutional Investor

Following the issuance of the second tranche of the USD 30 million convertible notes financing on March 5, 2026 as announced in the Report on Form 6-K of the Company dated March 6, 2026, the purchasers of the convertible notes have issued six separate conversion notices converting a total of USD 12 million in principal amount for an aggregate of 2,197,898 new ordinary shares of the Company. As a result, as of the date of this Report on Form 6-K, the outstanding number of shares has increased to 57,800,864 (including 5,000,000 non-voting earn-out shares held by Anette Schmid and Christian Schmid, which are subject to cancellation on April 30, 2027 should the share price not reach USD 15.00, in relation to 2,500,000 earn-out shares, or USD 18.00, in relation to the other 2,500,000 earn-out shares).

Share Issuances to Anette Schmid, Christian Schmid, Christine Schmid and Schmid Grundstücke GmbH & Co KG to off-set financial liabilities

On April 24, 2026, SCHMID Group N.V. (the "Company") entered into separate subscription agreements and separate set-off agreements with Anette Schmid, Christian Schmid, Christine Schmid and Schmid Grundstücke GmbH & Co KG to off-set financial liabilities in an aggregate amount of EUR 30.75 million. In connection with these agreements, the Company entered into debt assumption agreements with the Company's fully-owned subsidiary, Gebr. Schmid GmbH. Pursuant to the subscription agreements the Company has agreed, subject to the approval by a shareholders' meeting of the Company to be held on May 20, 2026, to issue and sell to Anette Schmid, Christian Schmid, Christine Schmid and Schmid Grundstücke GmbH & Co KG in private placements a number of shares of the Company determined by dividing the EUR 30.75 million by the 5-trading day volume-weighted average price (VWAP) of the Company's shares immediately preceding the approval by the board of directors' of the Company of the share issuances following the shareholders' meeting on May 20, 2026. Only in relation to EUR 2.4 million of the aggregate financial liabilities (to be set-off in relation to the financial liabilities to Christine Schmid), the share price will be determined in relation to the 5-trading day VWAP applying a 20% discount.

Both the conversion of parts of the outstanding convertible notes and the conversions of the various financial liabilities will strengthen the Company’s balance sheet, reduce leverage and enhance financial flexibility as well as further align key stakeholders' interest with the Company’s long-term performance.

Forward-looking Statements

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s preliminary first quarter 2026 results, financial outlook for fiscal year 2026, expected order intake and revenue growth, anticipated demand trends, and other statements that are not historical facts. These forward-looking statements can include statements regarding our expectations with respect to future performance and the anticipated timing of certain commercial or financing activities, expected timing and completion of the private placement and use of proceeds related thereto. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: geopolitical events, conflicts or wars, including trade wars, macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our current dependence on sales to a limited number of customers for most of our revenues; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the SEC February 13, 2026, which is available on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

About The SCHMID Group

The SCHMID Group is a world-leading global solutions provider for the high-tech electronic, photovoltaics, glass, and energy systems industries, with its headquarters based in Freudenstadt, Germany. Founded in 1864, today it employs approximately 700 staff members worldwide, and has technology centers and manufacturing sites in multiple locations including Germany and China, in addition to several sales and service locations globally. The Group focuses on developing customized equipment and process solutions for multiple industries including electronics, renewables, and energy storage. Our system and process solutions for the manufacture of substrates, printed circuit boards and other electrical components ensure the highest technology levels, high yields with low production costs, maximized efficiency, quality, and sustainability in green production processes.

Learn more at www.schmid-group.com